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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

[redacted]

08015751

PROCESSED
MAY 12 2008 E
THOMSON REUTERS

April 24, 2008

Act	Securities Exchange Act of 1934
Section	10(b), 14(e)
Rule	10b-17 and 14e-5 - Rules 101 and 102 of Reg M
Public Availability	April 24, 2008

W. John McGuire
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Rydex ETF Trust
File No. TP 08-40

Dear Mr. McGuire:

In your letter dated April 24, 2008,[1] as supplemented by conversations with the staff of the Division of Trading and Markets ("Staff"), Rydex ETF Trust et al. (the "Trust") requests from the Staff certain relief with respect to Rules 10b-17 and 14e-5 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rules 101 and 102 of Regulation M.

The Trust was organized on November 22, 2002, as a Delaware statutory trust. The Trust is registered with the Securities and Exchange Commission ("Commission") under the Investment Company Act of 1940, as amended, as an open-end management investment company. Each of the Trust's Initial Funds has a distinct investment objective which is different than that of the other Initial Funds. Each Initial Fund attempts to achieve its investment objective by corresponding to a specified multiple of the daily performance, or the inverse daily performance, or a multiple of the inverse daily performance, of a particular Underlying Index. The Initial Funds are indexed funds employing the same types of investment strategies as conventional index funds.

The Additional Funds and Future Funds will be structured and managed identically to the Initial Funds that were issued by the Trust and afforded relief by the Commission in the Rydex ETF Trust Response Letter. The Trust now requests that the relief afforded to the Initial Funds in the Rydex ETF Trust Response Letter with regard to Rules 10b-17 and 14e-5 under the Exchange Act, and Rules 101 and 102 of Regulation M, be extended to cover similar trading and other specified transactions in the Additional Funds and Future Funds.

In view of the substantial similarities between the Additional Funds, Future Funds, and the Initial Funds, the Staff will not recommend to the Commission enforcement action

[1] We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined, directly or by reference, in your letter, unless we note otherwise.

under Rules 10b-17 and 14e-5 under the Exchange Act, and Rules 101 and 102 of Regulation M, against persons or entities engaging in secondary market transactions in the Additional Funds and Future Funds on the AMEX or any other Market or engaging in the creation and redemption of Creation Units of the Additional Funds and Future Funds in reliance on the relief granted to the Trust in the Rydex ETF Trust Response Letter, subject to the same limitations and conditions.

The foregoing no-action positions taken under Rules 10b-17 and 14e-5 under the Exchange Act and Rules 101 and 102 of Regulation M, are based solely on your representations and the facts presented to Staff, and are strictly limited to the application of those rules to transactions involving the shares of the Additional Funds and Future Funds under the circumstances described above, in your letter dated April 24, 2008, and in the Rydex ETF Trust Request Letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing no-action positions taken under Rules 10b-17 and 14e-5 under the Exchange Act, and Rules 101 and 102 of Regulation M, are subject to the condition that such transactions in shares of the Additional Funds, Future Funds, Equity Securities, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

Very truly yours,

Josephine J. Tao
Assistant Director

Attachment

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

W. John McGuire
Partner
202.739.5654
wjmcguire@morganlewis.com

April 24, 2008

VIA E-MAIL

Ms. Josephine J. Tao
Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Additional Exemptive, Interpretive and No-Action Relief from Certain Rules under the Securities Exchange Act of 1934

Dear Ms. Tao:

SUMMARY OF PREVIOUSLY GRANTED RELIEF

We are writing on behalf of Rydex ETF Trust (the "Trust") and its investment portfolios (each, a "Fund", and collectively, the "Funds"). On October 9, 2007, the Trust requested relief on behalf of itself, forty-five (45) of its investment portfolios (the "Initial Funds"), the American Stock Exchange LLC ("AMEX"), or any other national securities exchange or national securities association on or through which the exchange-traded shares of the Trust ("Shares") may subsequently trade (each such exchange referred to herein as an "Exchange"), Rydex Distributors, Inc. (the "Distributor") and persons or entities engaging in transactions in Shares, including Authorized Participants ("Applicants"), from the staff of the Division of Market Regulation ("Staff") with respect to Rules 10b-17 and 14e-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rules 101 and 102 of Regulation M promulgated under the Exchange Act (the "Rydex ETF Trust Request Letter"). The Staff granted the relief requested ("Existing Relief") in a letter addressed to the Trust dated October 31, 2007 (the "Rydex ETF Trust Response Letter," and together with the Rydex ETF Trust Request Letter, the "Rydex ETF Trust Relief Letters"). The Trust listed the Shares of six (6) of its Initial Funds on AMEX in November 2007.[1] Copies of each of the Rydex ETF Trust Relief Letters are attached hereto for your reference. Unless otherwise noted, the terms in this letter have the same meaning as defined in the Rydex ETF Trust Relief Letters.

SUMMARY OF REQUEST TO EXTEND EXISTING RELIEF TO ADDITIONAL FUNDS AND FUTURE FUNDS

On March 20, 2007, the Trust was granted exemptive relief to offer Shares of the Initial Funds among others.[2] The Trust subsequently requested and was granted additional relief to permit it to offer future series ("Future Funds") that, similar to the Initial Funds, seek to achieve a multiple or the inverse of the performance of additional equity securities indices.[3] In reliance on this relief, the Trust plans to list on AMEX Shares of additional leveraged, inverse, and leveraged inverse funds not included in the Rydex ETF Trust Relief Letters (the "Additional Funds") as soon as practicable. The Additional Funds are named in Schedule A. In addition to the Additional Funds, the Trust from time to time may list on AMEX Shares of additional leveraged, inverse, and leveraged inverse Future Funds not referenced in the Rydex ETF Trust Relief Letters, but permitted by the Trust's existing exemptive relief.[4] All of the Additional Funds and Future Funds will be subject to the same conditions and representations as those made in connection with the Initial Funds. The Additional Funds and Future Funds will be structured identically to the Initial Funds, and are intended to track either a multiple, the inverse, or a multiple of the inverse, of a particular index, in the identical manner and to the same extent as the Initial Funds. Therefore, the relief requested in this letter is identical to that requested and granted in the Rydex ETF Trust Relief Letters.

The Trust is aware of the various response letters issued by the Division of Market Regulation during the past few years in connection with certain "Class Relief" requested by, or on behalf of, exchange traded funds and others,[5] most recently the response letter from James A. Brigagliano,

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1 On October 29, 2007, AMEX received Commission approval pursuant to Section 19(b) of the Exchange Act of rules applicable to the trading of Shares of the forty-five (45) Initial Funds. *See* Rel. No 34-56713, File No. SR-Amex-2007-74.

2 Investment Company Act Release Nos. 27754 (March 20, 2007)(order) and 27703 (Feb. 20, 2007)(notice).

3 Investment Company Act Release Nos. 28018 (Oct. 23, 2007)(order) and 28000 (Sept. 27, 2007)(notice).

4 *Id.*

5 *See*, for example, the request letter from the Derivatives Products Committee of the Securities Industry Association dated August 26, 2005 and the response letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, to Georgia Bullitt, et al., dated November 21, 2005, (the "Class Relief Letter") with respect to an extension of relief granted in prior letters to ETFs and certain broker-dealers from Section 11(d)(l) and Rules 10b-10, 11d 1-2, 15c-5 and 15c-6; letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Ira Hammerman, Senior Vice President and General Counsel to the Securities Industry Association dated July 18, 2005 granting relief with respect to Rule 10a-1 in riskless principal transactions; and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Ira Hammerman, Senior Vice President and General Counsel to the Securities Industry

Acting Associate Director, Division of Market Regulation, entitled "Class Relief for Exchange Traded Index Funds" to Stuart Strauss dated October 24, 2006 (the "October Letter" and together with such other letters, the "Class Relief Letters").

The Trust has carefully reviewed the October Letter and has concluded that the Class Relief extended therein to exchange traded funds does not cover the leveraged, inverse, and leveraged inverse Additional Funds and Future Funds. The Additional Funds and Future Funds do not qualify for the Class Relief because the terms of conditions 2, 3, and 5 set forth in the October Letter do not apply to the inverse and leveraged inverse Additional Funds and Future Funds. In addition, the terms of condition 5 may not apply to the leveraged Additional Funds or Future Funds.

The Trust notes, however, that the October Letter also states that "requests for relief for products not meeting the above criteria will continue to be considered upon request on a case by case basis."[6] Given that the Additional Funds and Future Funds will be structured and managed identically to the Initial Funds and that the relief requested herein is identical to that requested and granted in the Rydex ETF Trust Relief Letters, the Trust respectfully requests that the Existing Relief be extended to cover the Additional Funds and any Future Funds on the same terms and to the same extent as that for the Initial Funds.

PRECEDENT FOR EXTENDING EXISTING RELIEF TO ADDITIONAL FUNDS AND FUTURE FUNDS

Given that the Additional Funds and Future Funds will be structured and managed identically to the Initial Funds and that relief requested herein is identical to the Existing Relief, we are requesting that the Existing Relief be extended to cover the Additional Funds named in Schedule A and any Future Funds by means of submitting this brief request letter rather than a lengthy request letter restating and amending the Rydex ETF Trust Request Letter. The Staff has permitted this method on at least two other occasions: *See* the letter from Kathleen H. Moriarty to James A. Brigagliano dated January 19, 2007 and the response from James A. Brigagliano to Kathleen H. Moriarty dated January 24, 2007[7]; and the letter from Edward S. Knight to James Brigagliano dated November 12, 2002[8] and the response from James Brigagliano to Edward S. Knight dated November 13, 2002.[9]

Association, dated January 3, 2005 (collectively, the "SIA Relief Letters") and the letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, dated August 17, 2001 to Claire P. McGrath of the AMEX for a recital of the conditions for the ETF "class exemption."

6 *See* October Letter at page 7.

7 http://www.sec.gov/divisions/marketreg/mr-noaction/2007/proshares012407-msr.pdf

8 http://www .sec.gov/divisions/marketreg/mr-noaction/nasdaq112002.pdf

9 http://www.sec.gov/divisions/marketreg/mr-noaction/nasdaq111302.htm

CONCLUSION

Based on the foregoing and on our conversations with Staff, the Trust respectfully requests that the Commission and the Division of Market Regulation grant the relief requested herein. The forms of relief requested are identical to those actions which the Commission and the Division of Market Regulation have taken in the Rydex ETF Trust Response Letter.

Thank you for your consideration of this request. The Trust intends to launch trading of the Shares of each of the Additional Funds as soon as practicable. In light of this schedule and the precedent for the requested relief, the Trust is hopeful that the requests set forth herein will be handled expeditiously. If you have any questions or would like additional information, please do not hesitate to call the undersigned at (202) 739-5654 or Laura Flores at (202)739-5684.

Sincerely,

W. John McGuire

W. John McGuire

cc: Mr. Tim Meyer
Ms. Mary M. Dunbar

Morgan Lewis
COUNSELORS AT LAW

Schedule A

List of Additional Funds

Rydex 2x S&P Select Sector Consumer Discretionary ETF	Rydex Inverse 2x S&P Select Sector Health Care ETF
Rydex Inverse 2x S&P Select Sector Consumer Discretionary ETF	Rydex 2x S&P Select Sector Industrials ETF
Rydex 2x S&P Select Sector Consumer Staples ETF	Rydex Inverse 2x S&P Select Sector Industrials ETF
Rydex Inverse 2x S&P Select Sector Consumer Staples ETF	Rydex 2x S&P Select Sector Materials ETF
Rydex 2x S&P Select Sector Energy ETF	Rydex Inverse 2x S&P Select Sector Materials ETF
Rydex Inverse 2x S&P Select Sector Energy ETF	Rydex 2x S&P Select Sector Technology ETF
Rydex 2x S&P Select Sector Financial ETF	Rydex Inverse 2x S&P Select Sector Technology ETF
Rydex Inverse 2x S&P Select Sector Financial ETF	Rydex 2x S&P Select Sector Utilities ETF
Rydex 2x S&P Select Sector Health Care ETF	Rydex Inverse 2x S&P Select Sector Utilities ETF

END